October 17, 2012

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gladstone Lending Corporation
Request to Withdraw Registration Statement on Form N-2 (File No. 333-166424)

Ladies and Gentlemen:

Gladstone Lending Corporation (the “Company”), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Act”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form N-2 (Registration No. 333-166424), together with all amendments and exhibits thereto (the “Registration Statement”), effective as of the date hereof, in light of the passage of time since its most recent amendment to the Registration Statement and the Company’s determination that offering shares of common stock pursuant to the Registration Statement is not in the best interest of the Company at this time. The Company believes the withdrawal to be consistent with the public interest and the protection of investors.

The Company confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Company further requests that, in accordance with Rule 457(p) under the Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Accordingly, we request an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting the withdrawal of the Registration Statement to the undersigned via facsimile at (703) 287-5801, with a copy to Helen W. Brown of Bass, Berry & Sims PLC, the Company’s counsel, via facsimile at (888) 789-4123.

If you have any questions or require further information regarding this application of withdrawal of the Registration Statement, please do not hesitate to call Helen W. Brown of Bass, Berry & Sims PLC at (901) 543-5918.

Sincerely, GLADSTONE LENDING CORPORATION

/s/ David Gladstone
By:	David Gladstone
Title:	Chairman and Chief Executive Officer